March 4, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:          Hanger Orthopedic Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Definitive Proxy Statement on Schedule 14A filed on April 6, 2009

File No. 001-10670

Dear Mr. Rosenberg:

I am writing in response to your letter, dated February 22, 2010, in which you request supplemental information in connection with your review of the Annual Report on Form 10-K of Hanger Orthopedic Group, Inc. (the “Company”) for the year ended December 31, 2008 and the definitive proxy statement on schedule 14A filed on April 6, 2009.  The requested supplemental information is set forth below under the text of the comments contained in your letter.

Form 10-K for the period Ended December 31, 2008

Consolidated Financial Statements

Note — Significant Accounting Policies Revenue Recognition, page F-12

1.     We acknowledge your response to prior comment one.  Please revise your proposed disclosure to state, if true, that delivery of the device occurs after all associated services are performed.  At a minimum, you should disclose that you have no further obligations to the patient upon delivery of an O&P device.

Response:

The Company has revised its disclosure to clarify its obligations to the patient.  The following disclosure is included in our current Form 10K which was filed on March 3, 2010:

“Revenues in our patient care centers are derived from the sale of O&P devices and the maintenance and repair of existing devices.  The sale of O&P devices includes the design, fabrication, assembly, fitting and delivery of a wide range of braces, limbs and other devices.  Revenues from the sale of these devices are recorded when (i) acceptance by and delivery to the patient has occurred; (ii) persuasive evidence of an arrangement exists and there are no further obligations to the patient; (iii) the sales price is fixed or determinable; and (iv) collectibility is reasonably assured.   Revenues from maintenance and repairs are recognized when the service is provided.”

Schedule 14A filed April 6, 2009

Compensation Discussion and Analysis, page 7

2.     We note your response to our prior comment 5 and your argument that the chief executive officer’s actual recommendations to the compensation committee are not required to be disclosed under item 402 (b) of Regulation S-K. As we consider these recommendations a part of how the registrant determines the amount (and, where applicable, the formula) for each element to be paid, pursuant to Item 402 (b)(1)(v), we believe this information should be disclosed.  Please confirm that you will include in your 2010 proxy statement a discussion of the actual recommendations provided to the committee by the CEO for each named executive officer regarding base salaries, bonus and any other compensation awarded.

Response:

We have carefully reviewed our Compensation Committee minutes and materials regarding the determination of 2010 base salaries, bonuses and other compensation awards for our named executive officers and have confirmed that, consistent with past practice, our CEO did not make any recommendations to the committee regarding base salaries, bonuses or any other compensation awarded for the named executive officers.  This is consistent with our past practice; our CEO typically reviews the performance of our named executive officers with the committee, but does not make actual recommendations (see the last paragraph on page 10 of our 2009 proxy statement).  If our CEO makes actual recommendations in any future year, we will include the requested disclosure in the applicable proxy statement.

The Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (301) 280-4841 if you have any questions regarding, or desire to discuss, the above supplemental information.

Sincerely,

/s/ Thomas C. Hofmeister

Thomas C. Hofmeister
Vice President and Chief Accounting Officer